SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press Release re MTS Raises $2.8 Million Through Private Placement dated August 10, 2005.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Raises $2.8 Million Through Private Placement

Wednesday August 10, 8:38 am ET

- Agreement Provides for Additional $1.5 Million of Funding Through Exercise of Warrants -

RA'ANANA, Israel, Aug. 10 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, announced today that it has entered into definitive agreements with institutional and private investors for a private placement of ordinary shares and warrants to purchase ordinary shares that has raised $2.8 million and, if the warrants are exercised in full, $4.3 million in total. Proceeds from the financing will be used to execute the Company's growth strategy and to fund expanding activities in R&D and sales & marketing.

Pursuant to the agreements, MTS has issued an aggregate 937,500 ordinary shares at $3.00 per share. In addition, the Company provided the investors with warrants to purchase an aggregate 375,000 additional ordinary shares of MTS at an exercise price of $4.00 per share. Each investor received warrants to purchase two ordinary shares for each five ordinary shares purchased. The warrants will become exercisable six months after their issuance and must be exercised within three and a half years after they become exercisable.

The Company has agreed to file a registration statement covering the shares and the shares issuable upon exercise of the warrants issued in the transaction.

APEX Underwriting Ltd. acted as exclusive placement agent for the securities sold in this transaction.

Eytan Bar, President and Chief Executive Officer, stated, "MTS has seen increased interest and demand for its solutions from direct customers, vendors and system integrators. The funds raised in this offering allow us to continue our growth strategy as planned. We believe this commitment from APEX Underwriting Ltd. and the Israeli institutional and private investors demonstrates their enthusiasm for the MTS business strategy and market potential."

Shlomi Hagai, Corporate Chief Operating Officer and Chief Financial Officer, stated, "Our cash position has significantly improved as a result of this financing. We plan to invest the funds in operational activities that we believe will drive future growth and improve profitability."

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.



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Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the Nasdaq SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:

     Company:                                  Investor Relations:

     Shlomi Hagai                              Kathy Price
     Corporate COO & CFO                       Managing Director
     MTS - MER Telemanagement Solutions        The Anne McBride Company, Inc.
     Tel: +972-9762-1733                       Tel: 212-983-1702 ext. 212
     Email: Shlomi.Hagai@mtsint.com            Email: kprice@annemcbride.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  August 10, 2005